EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 21, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Cancellation of Ruling of Antitrust Commissioner

Further to the Company’s reports and the description in the Company’s 2016 Annual Periodic Report concerning the ruling of the Antitrust Commissioner (the “Ruling”) according to which the Company abused its monopoly position by setting prices in contravention of the provisions of section 29A of the Israeli Antitrust Law, an Immediate Report is hereby provided that on March 20, 2018 the Company received a decision by the Antitrust Court (on appeal filed by the Company) against the Ruling, whereby the Ruling was annulled, further to an agreed petition of the parties. In accordance with the decision, the Ruling was nullified ab initio, namely as though there had never been a Ruling.

It should be noted that against the Company there is a pending motion for approval of a class action in the overall amount of NIS 244 million, which was based on the Ruling and whose proceedings were suspended pending the Company’s appeal to the Antitrust Court, where matters identical to the key items of the motion were being litigated.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.